Paris, February 23, 2005

                   Update of the patent litigation schedule in the United States for Plavix®

Today sanofi-aventis announced that, at the request of all the parties to its Plavix® patent-infringement litigation with Apotex and Dr. Reddy’s Laboratories, the U.S. District Court for the Southern District of New York has approved an extension of the date for submission of the pre-trial order by the parties to April 8, 2005. The submission date had previously been scheduled for March 4, 2005.

About sanofi-aventis:
Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
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